TELESTONE TECHNOLOGIES CORPORATION

Floor 6, Saiou Plaza, No. 5 Haiying Road,
Fengtai Technology Park, Beijing, China 100070

 May 21, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
United States of America

Attention:  Mr. Larry Spirgel

Re:	Telestone Technologies Corporation (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 001-32503

Dear Mr. Spirgel:

Thank you for your comment letter dated May 13, 2010 on our above-referenced Annual Report on Form 10-K.  We are writing to you to provide responses to your comments.  For the convenience of the staff of the Securities and Exchange Commission (the “Staff”), each of the Commission’s comments is set out immediately preceding the corresponding response.

Form 10-K for fiscal year ended December 31, 2009

Item 1A.  Risk Factors, page 11

1.
In future filings, please avoid repetitive risk factor disclosure.  We note certain risk factors related to your shares are used more than once.  In addition, avoid general risk factor disclosure that does not apply to you.  For instance, we note discussion of your stock being considered a “penny stock.”  However, according to Rule 3a5l-1 of the Exchange Act your stock does not meet the definition of a “penny stock.”  Please revise your risk factor disclosure in future filings.

Response

The Company acknowledges the Staff’s comment and will revise its risk factor disclosure in future filings in accordance with the Staff’s comment.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 27

2.
In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.  In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs.  Note that we consider “long-term” to be the period in excess of the next twelve months.  Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response

The Company acknowledges the Staff’s comment and will revise its disclosure regarding liquidity and capital resources in future filings in accordance with the Staff’s comment.

Directors, Executive Officers and Corporate Governance, page 32

3.
In future filings, please provide expanded disclosure related to the specific experience, qualifications, attributes or skills that led to the conclusion that each of your current directors should serve as a director of the Company.  Specific disclosure related to a director’s qualifications, attributes or skills will help investors understand the level of the director’s professional competence.  Refer to Item 401(e) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will revise and expand its disclosure regarding specific experience, qualifications, attributes or skills that led to the conclusion that each of the Company’s current directors should serve as a director of the Company in substantially similar form as the following disclosure:

 “Han Daqing has served as President, Chairman of our Board of Directors and a member of our Board of Directors since August 23, 2004. Mr. Han has served as a member of the Board of Directors of Telestone since its inception in October, 1997 and as Chief Executive Officer since January, 2002. Prior to assuming his Chief Executive Officer duties with Telestone, from 1996 to 2002, Mr. Han was the Chief Representative of the Beijing Office of Allgon Systems AB, an international telecommunications conglomerate. Mr. Han holds a Bachelors degree in Computer Engineering and a Masters degree in Digital Communication Engineering, both from the Xidian University of Electronic Science & Technology. In addition, Mr. Han holds a Masters of Business Administration from CITY University.

We believe Mr. Han’s qualifications to serve on our board include his extensive knowledge of the Company as founder, Chairman, CEO and President and his understanding and in-depth experience in dealing in the technological aspect of the business and the markets served.  In addition, we believe that his vision and progressive leadership will continue to positively influence the Company’s profitable revenue growth and corresponding profitability, and his background positions him to grow the Company both organically and by acquisition.

Zhu Lian has served as a member of our Board of Directors since August 23, 2004. Mr. Zhu is a director and the Deputy General Manager of Tianjin-Golik-The First Steel Wire Rope Co., Ltd., where he is responsible for finance and accounting functions. Prior to taking that position, Mr. Zhu was the Chief Financial Officer of various large public companies including Sparkice E-Commerce Ltd. (2001-2002); Beijing Sanitary Ware, Ltd. (2000-2001); and Eagle Brand Holding Ltd. (2000). Mr. Zhu holds a Bachelors degree in Mechanics and a Masters degree in Mechanics from Tsing Hua University. In addition, Mr. Zhu holds a Masters of Business Administration from the University of Illinois-Chicago and a Masters Degree in Accounting from the University of Illinois-Chicago.

We believe Mr. Zhu’s qualifications to serve on our board include his extensive knowledge of the Company as a director since 2004, which gives him detailed understanding of the complexities of the operation.  His financial and accounting background and his experience serving as the Chief Financial Officer of public companies provides valuable insights in directing the business operations.

Chen Xuefeng has served as a member of our Board of Directors since December 15, 2004. Mr. Chen graduated from Xi'an Electric Science University, Computer Science Division. After graduation, Mr. Chen joined Shanxi Business Administration University as an assistant professor. In 1992, Mr. Chen founded Xi'an Sun Technologies Development Co. Ltd. and has served as a director of that company since its inception. Under his supervision and direction, Xi'an Sun Technologies Development Co., Ltd. has added six more computer parts and components chain stores. Mr. Chen is responsible for the development of marketing strategies and the establishment of sales networks.

We believe Mr. Chen’s qualifications to serve on our board include his extensive knowledge of the Company as a director since 2004, his experience serving on the board of Xi’an Sun Technologies Development Co. Ltd. and the unique perspective he brings to various issues considered by the board, particularly related to retail, sales strategies, marketing, and general management. His experience in marketing strategies provides insights in directing the business operations to the Company.

Pan Guobin has served as a member of our Board of Director of since December 28, 2009. Mr. Pan Guobin brings 24 years of IT working experience and 19 years of senior management experience to the Company. From August 2007 to the present, Mr. Pan served as the vice president of the Company. In addition, since July 2009, Mr. Pan also served as the CEO and general manager of Beijing Telestone Wireless Telecommunication Company Limited, our subsidiary.  From November 2001 to August 2007, Mr. Pan served as  the manager of Tianjin Branch and Northeast District Branch of the Company. From August 1985 to October 2001, Mr. Pan worked as the engineer and then served as the product manager at Tianjin 754 Factory. Mr. Pan holds a Bachelor’s degree in Computer Application from Xidian University, China.

We believe Mr. Pan’s qualifications to serve on our board include his extensive knowledge of the Company as an executive of the Company for many years, which gives him detailed understanding of the business and the complexities of the operation.  His technical expertise and experience as a professional in the telecommunications industry allow him to direct the operations of the Company and provide valuable insights and technical support to the board, which support is particularly important when evaluating new ventures proposed to the board.

Cheng Guanghui has served as a member of our Board of Directors since September 21, 2007. Currently, Mr. Cheng is Director of China Quality Management Association for Electronics Industry. From 1998 to 2004, Mr. Cheng worked as Director of The General Office of Ministry of Information Industry of the People’s Republic of China. From 1993 to 1998, Mr. Cheng was Director of The General Office of Ministry of Electronics Industry of the People’s Republic of China. Mr. Cheng holds a Bachelors Degree from Tsinghua University.

We believe Mr. Cheng’s qualifications to serve on our board include his extensive knowledge of the Company, his experience serving on Chinese governmental agencies related to the telecommunications industry, his deep understanding of China’s policies, and his extensive knowledge and experience of the markets in which we conduct business.  Mr. Cheng’s solid background provides valuable insights to the industry and China’s policies to the Company.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to the above Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Jiannan Zhang at +86 10 6599-7270 or via fax at +86 10 6599-7300 regarding any further comments or questions.

Sincerely yours,

TELESTONE TECHNOLOGIES CORPORATION

By:	s/ Han Daqing
Name: Han Daqing
Title: Chief Executive Officer

By:	/s/ Yu Xiaoli
Name: Yu Xiaoli
Title: Chief Financial Officer